2 May 2002
Number: 25/02


Clarification of Ex-Dividend Date - Australian Stock Exchange


BHP Billiton advises a correction in the ex-dividend date for the BHP Billiton Ltd final dividend to be paid on 3 July 2002.
In the BHP Billiton Results for the Quarter ended 31 March 2002, the ex-dividend date for the Australian Stock Exchange (ASX) was advised as 5 June 2002. The correct date is 3 June 2002.

A final dividend of US6.5 cents per fully paid ordinary share will be paid on 3 July 2002 by BHP Billiton Limited and BHP Billiton Plc, bringing the total dividend for the year to 13.0US cents.

The BHP Billiton Limited dividend is fully franked for Australian taxation purposes. The timetable in respect of the dividends will be:

Currency conversion - 29 April 2002
Last day to trade Johannesburg Stock Exchange (JSE) - 31 May 2002
Ex-dividend Johannesburg Stock Exchange (JSE) - 3 June 2002
Ex-dividend Paris Stock Exchange - 3 June 2002
Ex-dividend Australian Stock Exchange (ASX) - 3 June 2002
Ex-dividend London Stock Exchange (LSE) - 5 June 2002
Record - 7 June 2002


Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com


United Kingdom
Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com



BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia